Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054
December 8, 2009
VIA EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sharps Compliance Corp. Registration Statement on Form S-3 Registration No. 333-163073
Ladies and Gentlemen:
     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-3, as amended, (Registration No. 333-163073) be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on December 9, 2009, or as soon thereafter as practicable.
     The undersigned acknowledges to the Securities and Exchange Commission (the “Commission”) that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please notify Mr. Gene G. Lewis of Fulbright & Jaworski L.L.P., counsel to Sharps Compliance Corp., at (713) 651-5161 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, Sharps Compliance Corp.
By:	/s/ David P. Tusa
David P. Tusa
Executive Vice President, Chief Financial Officer and Business Development